Harmonic Inc.
641 Baltic Way
Sunnyvale,CA 94089
T +1408 542 2500
F +1408 542 2510
www.harmonicinc.com
May 1, 2009
VIA EDGAR
Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop 3720
Washington, D.C. 20549

Attention:	Larry Spirgel, Assistant Director Kyle Moffatt, Accountant Branch Chief Michael Henderson, Staff Accountant Celeste Murphy, Legal Branch Chief Scott Hodgdon, Attorney-Advisor

Re:	Harmonic Inc. Form 10-K for the year ended December 31, 2008 Filed March 12, 2009 File No. 1-000-25826
Ladies and Gentlemen:
Harmonic Inc. (the “Company”) hereby advises the staff of the Securities and Exchange Commission (the “Staff”) that the Company has received the Staff’s letter dated April 21, 2009 (the “Comment Letter”), regarding the Commission’s review of the Company’s Annual Report on Form 10-K for its fiscal year ended December 31, 2008. The Comment Letter indicates that the Company must respond within ten (10) business days from the date thereof, or inform the Staff of when the Company would provide a response. As discussed on April 30, 2009, between Rezwan Pavri, the Company’s counsel at Wilson Sonsini Goodrich & Rosati, P.C., and Mr. Henderson of the Staff, the Company respectfully requests until May 11, 2009 to respond to the Comment Letter. Mr. Johnson indicated to Mr. Pavri that the Staff would be willing to grant this extension, and requested that the Company file this letter confirming the request for an extension with the Commission via EDGAR. The Company is committed to responding to the Comment Letter promptly and will provide a response to the Staff no later than May 11, 2009.
Should you have any questions regarding the request made herein, please do not hesitate to contact me at (408) 542-2661.
Thank you very much for your courtesy and cooperation in this matter.
Sincerely,

HARMONIC INC.

By: Name:	/s/ Robin N. Dickson Robin N. Dickson
Title :	Chief Financial Officer

cc:	Robert G. Day, Wilson Sonsini Goodrich & Rosati, P.C. Rezwan D. Pavri, Wilson Sonsini Goodrich & Rosati, P.C.